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                                                                     Exhibit 4.3

                           TIME WARNER TELECOM INC.

                    INDEPENDENT DIRECTOR COMPENSATION PLAN

                              SECTION 1:  PURPOSE

     The general purpose of the Time Warner Telecom Inc. Independent Director Compensation Plan (the "Plan") is to provide a competitive level of compensation to the independent directors of Time Warner Telecom Inc. (the "Company") through a combination of cash and Common stock of the Company in order to attract and retain independent directors.


                         SECTION 2: SHARES AUTHORIZED

     The maximum number of shares that may be issued under the Plan is 1,000.


                        SECTION 3:  ELIGIBLE DIRECTORS

     Only directors that are not employees of the Company or nominees of the Class B Stockholders ("independent directors") will be eligible for compensation under this Plan.


                         SECTION 3: COMPENSATION RATE

     Independent directors will be compensated at the rate of $6,250 per quarter, half in cash and half in shares of the Company's Class A Common Stock. The number of shares issued will be based on the closing price of the shares on the Nasdaq National Market on the last day of the quarter on which the shares are traded on that exchange. Independent directors will also receive $1,000 in cash for every board meeting they attend (including telephonic meetings) and $1,000 per year for each committee chairmanship they hold. They will also be reimbursed for reasonable travel expenses in connection with attendance at Board and committee meetings.


                        SECTION 4: TERM AND AMENDMENTS

     This Plan is effective August 1, 1999 and will expire 5 years from that date, unless earlier terminated or superceded by the Board of Directors. The Board may at any time prior to the fifth anniversary of the Effective Date terminate the Plan, and the Board may at any time modify or amend the Plan in such respects as it shall deem advisable. Without the consent of the affected independent directors, no modification will reduce the compensation payable for any period in which an independent director has already served.
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     IN WITNESS WHEREOF, the duly authorized representative of the Company has executed this Plan.



                                   TIME WARNER TELECOM INC.
                                   Plan Sponsor


                                   By:________________________________

                                   Title:_____________________________

                                   Date:______________________________